

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

March 25, 2008

Mr. Jeff F. Raley
Chief Executive Officer
Apollo Drilling, Inc.
3001 Knox Street, Suite 403
Dallas, Texas 75205

> **Re: Apollo Drilling, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2006**
> **Filed July 11, 2007**
> **File No. 000-50834**

Dear Mr. Raley:

We have completed our review of your Form 10-KSB and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief